EXHIBIT 21

Subsidiaries of Registrant(1)

Subsidiary(2)	State of Incorporation or
(Name under which subsidiary does business)	Organization

Hallmark Investment Group, Inc.	Delaware
Hallmark Rehabilitation GP, LLC	Delaware
SHG Resources, LP	Delaware
Summit Care Corporation	Delaware

(1)	“Subsidiaries” for purposes of this Exhibit 21 include corporations, limited liability companies and limited partnerships directly or indirectly wholly owned by Skilled Healthcare Group, Inc.

(2)	Names of subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2008, are omitted.